EXHIBIT 10.4

EMPLOYMENT OFFER LETTER TO
AILEEN RYAN DATED JUNE 19, 2006

Dear Aileen:

On behalf of Vion Pharmaceuticals, Inc. I am very pleased to offer you the position of Vice President of Regulatory Affairs. In this capacity you will report directly to me, as President of Vion. You have represented and warranted to Vion that you are free to enter into employment with Vion as its Vice President of Regulatory Affairs as contemplated hereby, and to perform the duties required of such position, and that there are no employment contracts or understandings, restrictive covenants or other restrictions, whether written or oral, preventing the performance of such duties.

Your starting salary will be two hundred and fifteen thousand dollars ($215,000.00) per annum. You will also be eligible to receive a hire bonus of fifty thousand dollars ($50,000), subject to normal employment withholding taxes, which will be paid to you as follows:

$10,000 – within 30 days of hire date

$10,000 – 1st pay period of January, 2007

$10,000 – 1st pay period of July, 2007

$20,000 – 1st pay period of December, 2007

At the time of each installment of the hire bonus payment you must be an active, full time employee of Vion. In addition, you will be reimbursed for the after tax amount of a sixteen thousand dollar ($16,000) ‘‘Positive Performance Payment’’ that you are actually required to repay to Bayer, as per the terms of the bonus agreement between you and Bayer dated October 20, 2004. As soon as we receive relevant tax advice, Vion will either pay you an amount sufficient to provide you with the net amount to be repaid to Bayer or, at our election, we will make payment on your behalf directly to Bayer for the amount of your obligation. You are also eligible for an annual (12 month) performance bonus of up to 25% of base salary , for which we will mutually agree on performance goals for your position. As a full-time employee of Vion Pharmaceuticals, you will be eligible for our standard benefits package, a summary of which is attached.

You will be granted, within 30 days of the hire date, 93,333 shares of restricted stock under the Company’s 2005 Stock Incentive Plan. In the event that you are still employed by the Company and your job performance meets the standards of the Board of Directors and the Chief Executive Officer of the Company, management would also recommend that the Compensation Committee grant an additional 93,000 shares of restricted stock (subject to adjustment for stock splits, stock dividends, recapitalizations and other similar events) to you under the Company’s 2005 Stock Incentive Plan in each of January 2007 and January 2008. The vesting of such grants would parallel the vesting of the initial grant of restricted shares. The terms and conditions of this restricted stock grant will be governed by the 2005 Stock Incentive Plan and an agreement which will provide for vesting of these options at the earliest of FDA approval of Cloretazine, a change of control of Vion as defined in the Plan, or December, 2008.

Your employment by Vion will continue at will. At will means that either you or Vion may terminate the employment relationship at any time for any reason. In no event shall your employment be construed as a contractual relationship between Vion and you, or guaranteeing employment for any specific period of time

As of your first day of employment, Vion will enter into an agreement with you pursuant to which you, as an officer of the Company, would be entitled to a lump sum severence if your employment were terminated due to a ‘‘change of control’’. Such a payment under these conditions would be equal to the sum of twelve (12) months of the officer’s monthly base salary in effect at the time of the date of termination plus the average of the last two cash bonus payments made to the officer prior to the change of control. Under this situation, you would also be entitled to all payments necessary to provide you with group health insurance benefits substantially similar to those which you were receiving immediately prior to the date of termination until the earlier of 18 months after such termination or the date you had obtained new full-time employment.

Consistent with the Company’s policies and in accordance with the agreements signed by all other Company employees, you will be required to execute and be bound by the terms of the Proprietary Information and Inventions Agreement. If you accept this offer, the terms described in this letter and in the Proprietary Information and Inventions Agreement, as well as all other employment policies of Vion, whether written or oral, shall be the terms of your employment. Any additions or modifications of these terms must be in writing and signed by yourself and me.

We are very enthusiastic about the prospect of having you join Vion, which we believe to be one of the more exciting young companies in the pharmaceutical industry. We are confident that Vion will succeed. It will succeed faster and more surely if we can attract people of your quality and track record. If you are in agreement with the terms and accept this offer, please return a signed copy of this letter and the Proprietary Information and Inventions Agreement to me.

Sincerely yours,

/s/ Howard B. Johnson

Howard B. Johnson

President & CFO

Agreed to this 22nd day of June, 2006	by	/s/ Aileen Ryan
Aileen Ryan